June 14, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	RTI Surgical Holdings, Inc. (the “Registrant”)
Registration Statement on Form S-3
File No. 333-231719 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, the Registrant requests that the effective date of the Registration Statement be accelerated so that the Registration Statement shall become effective on June 14, 2019 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

RTI SURGICAL HOLDINGS, INC.

/s/ Jonathon M. Singer
Jonathon M. Singer
Chief Financial and Administrative Officer